VIA EDGAR

November 29, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Lauren Hamill and Ms. Celeste Murphy

Re:	Blue Water Vaccines Inc.
Registration Statement on Form S-1
Filed on November 5, 2021
File No. 333-260137

Dear Ms. Hamill and Ms. Murphy:

Blue Water Vaccines Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on November 18, 2021, regarding Amendment 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment 2 to the Registration Statement (the “Amendment 2”), which is being filed with the Commission contemporaneously with the filing of this letter.

Amendment 1 to Form S-1 filed on November 5, 2021

Prospectus Summary, page 1

1.	We note you disclosed that you adjusted all share and per share numbers in your filing, other than your historical financial statements and related notes including your summary financial data on page 11, for a stock split of the outstanding shares of your common stock (following the conversion of your preferred stock) at a ratio of 4:1 to be effected immediately prior to the pricing of this offering. Prior to going effective, please revise your historical financial statements to reflect the reverse stock split based upon the guidance in ASC 260-10-55-12 and SAB Topic 4(C) or alternatively, please tell us how you complied with this guidance.

In response to the Staff’s comment, the Company recognizes the requirement to submit revised financial statements to reflect the stock split prior to effectiveness of the registration statement.  The Company’s board of directors approved the stock split on November 24, 2021, and the Company has now retrospectively reflected the stock split in the Company’s historical financial statements, and has revised the disclosures as requested throughout Amendment No. 2 to Form S-1.

2.	Please have your independent auditors tell us their consideration of the need for them to reference and dual-date their audit opinion related to the aforementioned stock split.

In response to the Staff’s comment, the Company’s independent auditor considered the Company’s board of directors’ approval of the stock split, which took place on November 24, 2021, to be the event that required reflecting the stock split in the Company’s historical financial statements and the dual-dating of their audit opinion.  The Company has revised the financial statements to reflect the stock split, as referenced in Comment #1 above, and the auditors have dual-dated their audit opinion accordingly.

Our Vaccine Program

Structure, page 83

3.	We note your response to prior comment 6, which we reissue in part. You state that you have revised disclosure throughout the prospectus to ensure tables and graphics included are legible. However, we observe that there are still numerous instances where the revisions are not sufficient to render your disclosures easily readable. By way of example and not limitation, we refer you to Table 2 on page 85 and the first paragraph following Table 2 on page 86. The subscript used to identify the footnotes in Table 2, as well as the revisions on page 86 intended to provide the citations for these footnotes, is too small to be clear. Accordingly, please further review and revise as appropriate throughout the prospectus.

In response to the Staff’s comment, we have revised the disclosure of the amended S-1 on pages 86 (footnote corresponding to Table 2), 90 and 91 of Amendment 2 to increase the font size of the corresponding citations.

 BWV-201 Streptococcus pneumoniae (S. pneumoniae) Vaccine, page 92

4.	We note your response to prior comment 7, which we reissue with respect to Figure 7 (formerly Figure A). Please further revise your disclosure and/or Figure 7 on page page 95 to help investors better understand the preclinical head-to head results you are including to compare your vaccine strain to Prevnar 7, Prevnar 13 and Pneumovax. To this end, please clarify how each vaccine strain listed on the x-axis corresponds to the vaccine names used in your narrative disclosure. For example, if true, revise Figure 7 to indicate whether “PCV7” corresponds to Prevnar 7, whether BHN97DftsY corresponds to BWV-201, and so on. Additionally, with respect to graphs A and B in Figure 8, revise to clarify whether the xaxis references to “vaccine” are to BHN97DftsY, and if true, whether this is the strain corresponding to BWV-201.

In response to the Staff’s comment, we have revised the disclosure on pages 94 and 95 of Amendment 2 to further clarify the nomenclature used in Figures 7 and 8 corresponding to the vaccine names used in the narrative disclosure. Further, we have clarified the nomenclature in the figure descriptions corresponding to Figures and 7 and 8.

Intellectual Property, page 119

5.	We note your responses to comment 19 from the staff’s initial comment letter dated October 8, 2021, and to prior comment 10. Please note that we consider the information requested in the prior comments to be material to investors and therefore it is our position that providing a range rather than quantifying the dollar amounts as requested is not appropriate. As such, we again reissue the comment in relevant part. Revise your disclosures regarding each of your license and option agreements to include a discussion of all material payment terms, including quantification of the following:

●	Up-front, deferred, or execution payments paid or received. In this regard, we refer you by way of example and not limitation to phrases such as “a one-time low ten thousands initial license fee” or “a low hundred-thousands deferred license fee” on page 120.

●	Annual maintenance fees. In this regard, we refer you by way of example and not limitation to phrases such as “an annual maintenance fee in the low tens of thousands” on page 123.

●	Aggregate amounts paid or received. In this regard, we refer you by way of example and not limitation to statements such as the following: “The Company is obligated to pay, and has paid, a low 5-digit number of British pounds to OUI for any past patent expenses that were incurred prior to the execution of the OUI Agreement.”

In response to the Staff’s comment, we have revised the disclosure on pages 120 to 125 of Amendment 2 to quantify the above-referenced information.

6.	We also note that a portion of prior comment 10, which we reissue here, was not addressed in either your disclosure or your response letter. With respect to the OUI license agreement, please revise your disclosure on page 123 to state the highest “minimum sum” of royalties that must be paid to OUI in any year before application of the “step down.” Please disclose the period of years over which the step-down will apply before the minimum sum is reduced to zero.

In response to the Staff’s comment, we have revised the disclosure on page 123 of Amendment No. 2 to provide the highest minimum sum of royalties that must be paid to OUI in any year before application of the “step down” and the number of years over which the step-down will apply.

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Jessica Yuan, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Joseph Hernandez
Joseph Hernandez
Chief Executive Officer

cc:	Jessica Yuan, Esq.

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